UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2011

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X        Form  40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-162103) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished. Information contained in the websites cited on this report on Form 6-K is not incorporated by reference in the referred registration statement on Form F-3.

EMBRAER DELIVERS 25 COMMERCIAL AND 23 EXECUTIVE JETS IN 2Q11

Sales for the airline market total 62 E-Jets, to date

São José dos Campos, July 11, 2011 – Embraer delivered 25 commercial and 23 executive jets in the second quarter of 2011 (2Q11), closing out the first six months of the year with 45 commercial jets and 31 executive jets delivered. On June 30, 2011, the firm order backlog totaled USD 15.8 billion.

Deliveries by Segment	2Q11	2011
Commercial Aviation	25	45
ERJ 145	2	2
EMBRAER 170	—	1
EMBRAER 175	1	3
EMBRAER 190	17	28
EMBRAER 195	5	11

Executive Aviation	23	31
Light jets	20	26
Large jets	3	5

TOTAL	48	76

In the months of April, May and June, Embraer welcomed three new airlines to the E-Jets family: People’s Viennaline, of Austria; Air Astana, of Kazakhstan; and Bulgaria Air. The Company also sealed the sale of another 18 E-Jets: an EMBRAER 170 (Air North, of Australia) and 17 EMBRAER 190s (two to Air Astana; five to Air Lease, of the U.S.; and ten to CDB Leasing, of China, which will be operated by China Southern Airlines). Therefore, Embraer ended the first half of 2011 with the sale of 62 new E-Jets. Soon to be added to this total are ten aircraft sold in China to Hebei Airlines, as well as other important agreements signed during the Paris Air Show, in June, which, after the final documentation has been concluded, should result in the sale of 42 more EMBRAER 190 jets (ten to Hebei Airlines; 20 to Sriwijaya, of Indonesia; ten to Kenya Airways; and two to GECAS, of the U.S.).

On June 30, 2011, Embraer’s firm order backlog for the airline market stood as shown in the following table, according to product.

Aircraft Model	Firm Orders	Options	Deliveries	Firm Order Backlog
ERJ 145 Family
ERJ 135	108	—	108	—
ERJ 140	74	—	74	—
ERJ 145	708	—	708	—
Total - ERJ 145 Family	890	—	890	—

EMBRAER 170/190 Family
EMBRAER 170	190	32	182	8
EMBRAER 175	189	285	136	53
EMBRAER 190	519	305	349	170
EMBRAER 195	105	36	75	30
Total - EMBRAER 170/190 Family	1,003	658	742	261

TOTAL	1,893	658	1,632	261

In 2Q11, the executive aviation unit delivered ten Phenom 100 and ten Phenom 300 aircraft, totaling 20 light jets. In the first half of the year, this segment accumulated 12 Phenom 100s and 14 Phenom 300s delivered. In the large jet segment, 2Q11 saw the delivery of three Legacy 600 and Legacy 650 aircraft, for a total of five of these models delivered in the first six months. Also in 2Q11, Embraer announced that India has certified the largest executive jet in its portfolio, the Lineage 1000, as well as the 200th delivery of the Phenom 100 airplane, which was received by Swift, of the U.S. During the 11th European Business Aviation Convention and Exposition (EBACE), held in May in Switzerland, Everjets, a subsidiary of Portugal’s Ricon Group, signed for the sale of a Phenom 300, and Comlux The Aviation Group ordered three Legacy 650s to be operated by Fly Comlux Division, of Kazakhstan.

In June, Embraer Defense and Security announced the finalization of a contract for the sale of eight Super Tucano aircraft to Indonesia and, in April, the signing of an additional contract with the Brazilian Air Force (FAB) for modernizing another 11 F-5 fighter jets. The KC-390 program entered the joint definition phase and, during LAAD, in April, two strategic partnerships for supplying parts were signed: one with Aero Vodochoy, of the Czech Republic, and another with FAdeA, of Argentina. In May, Embraer announced that the modern Pro Line FusionTM avionics, by Rockwell Collins, will be installed on the KC-390. In June, at the Paris Air Show, other suppliers were also revealed, such as Liebherr, which will supply the cabin environmental control and pressure systems; Esterline, for the auto-throttle system; and Messier-Bugatti-Dowty, for the wheels, brakes, and system for raising and lowering the landing gear, and the hydraulic equipment for directional control on the ground.

Embraer Image Gallery

Visit the Embraer image gallery at www.embraer.com.

Note to Editors

Embraer S.A. (NYSE: ERJ; BM&FBOVESPA: EMBR3) is the world’s largest manufacturer of commercial jets up to 120 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the U.S. Founded in 1969, the Company designs, develops, manufactures and sells aircraft and systems for the commercial aviation, executive aviation, and defense and security segments. It also provides after sales support and services to customers worldwide. On June 30, 2011, Embraer had a workforce of 17,194 employees – not counting the employees of its partially owned subsidiaries – and its firm order backlog totaled USD 15.8 billion.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts on future events and financial tendencies that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations on industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are supposed to identify potentialities. Embraer does not feel compelled to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results can therefore differ substantially from those previously published as Embraer expectations.

Attachment:

FIRM ORDER BACKLOG

June 30, 2011

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
ERJ 135	108	108	—
American Eagle (USA)	40	40	—
British Midland (UK)	3	3	—
City Airline AB (Sweden)	2	2	—
ExpressJet (USA)	30	30	—
Flandre Air (France)	3	3	—
Jet Magic (Ireland)	1	1	—
Luxair (Luxembourg)	2	2	—
Pan Européenne (France)	1	1	—
Proteus (France)	3	3	—
Regional (France)	3	3	—
Republic Airways (USA)	15	15	—
South African Airlink (South Africa)	5	5	—

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
ERJ 140	74	74	—
American Eagle (USA)	59	59	—
Republic Airways (USA)	15	15	—

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
ERJ 145	708	708	—
Aerolitoral (Mexico)	5	5	—
Air Caraibes (Guadeloupe)	2	2	—
Alitalia (Italy)	14	14	—
American Eagle (USA)	118	118	—
Axon (Greece)	3	3	—
British Midland (UK)	9	9	—
British Regional Airlines (UK)	23	23	—
Brymon (UK)	7	7	—
China Southern (China)	6	6	—
China Eastern Jiangsu (China)	5	5	—
China Eastern Wuhan (China)	5	5	—
Cirrus (Germany)	1	1	—
ExpressJet (USA)	245	245	—
ERA (Spain)	2	2	—
Flandre Air (France)	5	5	—
GECAS (PB Air - Tailand)	2	2	—
Hainan (China)	25	25	—
KLM (The Netherlands)	2	2	—
LOT Polish (Poland)	14	14	—
Luxair (Luxembourg)	9	9	—
Mesa (USA)	36	36	—
Nigeria (Nigeria)	1	1	—
Portugalia (Portugal)	8	8	—
Proteus (France)	8	8	—
Regional (France)	15	15	—
Republic Airways (USA)	60	60	—
Rheintalflug (Austria)	3	3	—
Rio Sul (Brazil)	16	16	—
Satena (Colombia)	3	3	—
Sichuan (China)	5	5	—
Skyways (Sweden)	4	4	—
Swiss (Switzerland)	25	25	—
Transtates (USA)	22	22	—

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 170	190	182	8
Airnorth (Australia)	1	—	1
Alitalia (Italy)	6	6	—
BA CityFlyer (UK)	6	6	—
Cirrus (Germany)	1	1	—
ECC Leasing (Ireland)	6	6	—
EgyptAir (Egypt)	12	12	—
ETA Star Aviation (India)	5	—	5
Finnair (Finland)	10	10	—
GECAS (USA)	9	9	—
JAL (Japan)	10	10	—
Jetscape (USA)	1	1	—
LOT Polish (Poland)	6	6	—
Petro Air (Libya)	2	2	—
Regional (France)	10	10	—
Republic Airlines (USA)	48	48	—
Satena (Colombia)	1	1	—
Saudi Arabian Airlines (Saudi Arabia)	15	15	—
Sirte Oil (Libya)	1	1	—
South African Airlink (South Africa)	2	—	2
Suzuyo (Japan)	2	2	—
TAME (Ecuador)	2	2	—
US Airways (USA)	28	28	—
Virgin Blue (Australia)	6	6	—

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 175	189	136	53
Air Canada (Canada)	15	15	—
Air Lease (USA)	5	—	5
Alitalia (Italy)*	10	—	10
ECC Leasing (Ireland)	1	1	—
Flybe (UK)	35	—	35
GECAS (USA)	5	5	—
Jetscape (USA)	1	1	—
LOT Polish (Poland)	12	12	—
Northwest (USA)	36	36	—
Oman Air (Oman)	5	3	2
Republic Airlines (USA)	54	54	—
Royal Jordanian (Jordan)	2	2	—
Suzuyo (Japan)	2	2	—
TRIP (Brazil)	5	5	—
Undisclosed	1	—	1

(*)	Five EMBRAER 175 aircraft, formerly listed in the backlog as Alitalia, will be financed by Air Lease, which, starting in this quarter, results in five EMBRAER 175 aircraft for Air Lease and ten for Alitalia.

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 190	519	349	170
Aero Republica (Colombia)	5	5	—
Aeromexico (Mexico)	12	3	9
Air Astana (Kazakhstan)	2	—	2
Air Canada (Canada)	45	45	—
Air Caraibes (Guadeloupe)	1	1	—
Air Lease (USA)**	25	—	25
Air Moldova (Moldova)	1	1	—
Augsburg (Germany)	2	2	—
Austral (Argentina)	20	15	5
Azul (Brazil)	5	5	—
BA CityFlyer (UK)	7	7	—
China Southern (China)	20	—	20
Copa (Panama)	15	15	—
Dniproavia (Ukraine)	10	—	10
ECC Leasing (Ireland)	1	1	—
Finnair (Finland)	13	12	1
GECAS (USA)	24	24	—
Hainan (China)	50	36	14
JetBlue (USA)	100	50	50
Jetscape (USA)	8	7	1
KLM (The Netherlands)	22	17	5
KunPeng (China)	5	5	—
LAM (Mozambique)	3	2	1
Lufthansa (Germany)	9	9	—
M1 Travel (Lebanon)	8	8	—
Nas Air (Saudi Arabia)	10	3	7
NIKI (Austria)	7	7	—
Regional (France)	10	10	—
Republic (USA)	6	—	6
Taca (El Salvador)	11	10	1
TAME (Ecuador)	3	3	—
TRIP (Brazil)	6	2	4
US Airways (USA)	25	25	—
Virgin Blue (Australia)	18	17	1
Virgin Nigeria (Nigeria)	10	2	8

(**)	Five EMBRAER 190 aircraft, previously listed in the backlog as Alitalia, will be financed by Air Lease, and, as of this quarter, they were included among the orders of Air Lease, which comes to 25 aircraft of this model.

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 195	105	75	30
Azul (Brazil)	36	21	15
Flybe (UK)	14	14	—
GECAS (USA)	7	7	—
Globalia (Spain)	12	11	1
LOT Polish (Poland)	4	2	2
Lufthansa (Germany)	29	17	12
Montenegro (Montenegro)	1	1	—
Royal Jordanian (Jordan)	2	2	—

Aircraft delivered by ECC Leasing (included in the previous tables)

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
ECC Leasing	8	8	—
EMBRAER 170	6	6	—
Cirrus (Germany)	1	1	—
Paramount (India)	2	2	—
Satena (Colombia)	1	1	—
Gulf Air (Bahrein)	2	2	—
EMBRAER 175	1	1	—
Air Caraibes (Guadeloupe)	1	1	—
EMBRAER 190	1	1	—
JetBlue (USA)	1	1	—

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 11, 2011

Embraer S.A.

By:	/s/ Cynthia Marcondes Ferreira Benedetto
	Name:	Cynthia Marcondes Ferreira Benedetto
	Title:	Executive Vice-President and Chief Financial Officer